Exhibit 99.1

                                [CORPBANCA LOGO]

                           CORPBANCA AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                      (in millions of Chilean pesos - MCh$)

                                                               AT DECEMBER 31,
                                                       ------------------------------
ASSETS                                                      2005             2004
----------------------------------------------------   -------------    -------------
                                                            MCh$             MCh$
CASH AND BANKS                                              73,615.8        164,311.8
                                                       -------------    -------------
LOANS:
Commercial loans                                         1,302,915.8      1,163,831.3
Foreign trade loans                                        210,618.2        185,093.5
Consumer loans                                             352,616.2        297,142.1
Mortgage loans                                             307,993.3        303,911.0
Lease contracts                                            209,925.4        185,453.2
Factored receivables                                        59,999.4         62,282.0
Contingent loans                                           226,537.6        203,851.0
Other outstanding loans                                    122,644.6         88,983.0
Past due loans                                              24,997.7         20,350.1
                                                       -------------    -------------
  Total loans                                            2,818,248.2      2,510,897.2

Less: Allowance for loan losses                            (44,336.2)       (43,108.5)
                                                       -------------    -------------
  Total loans (net)                                      2,773,912.0      2,467,788.7
                                                       -------------    -------------

OTHER LOAN OPERATIONS:
Interbank loans                                             30,010.5         20,723.4
Investments under agreements to resell                       6,574.2         25,138.0
                                                       -------------    -------------
  Total Other Loan Operations                               36,584.7         45,861.4
                                                       -------------    -------------

INVESTMENTS:
Government securities                                       23,011.1         91,930.2
Other financial investments                                329,935.9        352,380.8
Investments under agreements to repurchase                  61,498.8         79,002.5
Assets to be leased                                          2,904.2          3,430.7
Assets received in lieu of payment or on foreclosure         2,650.0          4,463.3
Other non - financial investments                               89.4             15.1
                                                       -------------    -------------
  Total Investments                                        420,089.4        531,222.6
                                                       -------------    -------------

OTHER ASSETS                                               118,284.3         73,076.2
                                                       -------------    -------------

FIXED ASSETS:
Bank premises and equipment (net)                           31,892.0         32,856.1
Investments in other companies                               1,724.4          1,724.3
                                                       -------------    -------------
  Total Fixed Assets                                        33,616.4         34,580.4
                                                       -------------    -------------

  Total Assets                                           3,456,102.6      3,316,841.1
                                                       =============    =============

                           CORPBANCA AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                      (in millions of Chilean pesos - MCh$)

                                                            AT DECEMBER 31,
                                                     ------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                      2005            2004
-----------------------------------------------      -------------    -------------
                                                          MCh$            MCh$
LIABILITIES

DEPOSITS AND OTHER LIABILITIES:
Current accounts                                         149,246.5        135,467.7
Savings accounts and time deposits                     1,726,089.1      1,670,320.0
Other sight and term liabilities                          55,303.3        134,046.3
Investments under agreements to repurchase                63,428.4         83,686.8
Mortgage finance by bonds                                292,737.4        331,664.3
Contingent liabilities                                   227,381.7        204,007.2
                                                     -------------    -------------
  Total Deposits and Other Liabilities                 2,514,186.4      2,559,192.3
                                                     -------------    -------------

BONDS:
Bonds                                                    144,762.2                -
Subordinated bonds                                        45,634.9         47,956.2
                                                     -------------    -------------
  Total Bonds                                            190,397.1         47,956.2
                                                     -------------    -------------

BORROWINGS FROM CENTRAL BANK
 AND OTHER FINANCIAL INSTITUTIONS:
Chilean Central Bank lines of
 credit for renegotiations of loans                           2.6              4.5
Other Central Bank borrowings                                    -         27,043.2
Borrowings from domestic financial institutions           44,962.1         18,784.2
Foreign borrowings                                       223,584.1        229,807.9
Other obligations                                         24,783.8         13,515.9
                                                     -------------    -------------
  Total Borrowings From Financial Institutions           293,332.6        289,155.7
                                                     -------------    -------------

OTHER LIABILITIES                                         50,660.7         30,590.9
                                                     -------------    -------------
  Total liabilities                                    3,048,576.8      2,926,895.1
                                                     -------------    -------------

MINORITY INTEREST                                                -                -
                                                     -------------    -------------

SHAREHOLDERS' EQUITY:
Capital and reserves                                     360,122.6        334,002.8
Other reserves                                            (5,229.6)         3,348.3
Net income for the year                                   52,632.8         52,594.9
                                                     -------------    -------------
  Total Shareholders' Equity                             407,525.8        389,946.0
                                                     -------------    -------------

  Total Liabilities and Shareholders' Equity           3,456,102.6      3,316,841.1
                                                     =============    =============

                           CORPBANCA AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
                      (in millions of Chilean pesos - MCh$)

                                                     -------------    -------------
                                                          2005             2004
                                                     -------------    -------------
                                                          MCh$             MCh$
OPERATING REVENUE
Interest revenue                                         245,904.5        197,689.7
Gains from trading activities                             21,493.3         22,026.9
Fees and other services income                            26,994.5         22,840.6
Foreign exchange transactions' gain (net)                  1,596.5          1,307.9
Other operating income                                     5,259.9          3,576.1
                                                     -------------    -------------
  Total operating revenue                                301,248.7        247,441.2

LESS:
Interest expense                                        (129,137.1)       (81,733.8)
Losses from trading                                       (9,585.2)       (11,490.9)
Fees and other services expenses                          (3,820.9)        (3,307.5)
Other operating expenses                                 (10,692.9)        (8,507.6)
                                                     -------------    -------------
  Gross operating margin                                 148,012.6        142,401.4

Personnel salaries and expenses                          (37,235.0)       (34,367.1)
Administrative and other expenses                        (16,799.9)       (16,454.8)
Depreciation and amortization                             (5,153.1)        (4,954.2)
                                                     -------------    -------------
  Net operating margin                                    88,824.6         86,625.3

Provisions for assets at risk                            (13,831.2)       (18,771.7)
                                                     -------------    -------------
  Operating income                                        74,993.4         67,853.6

OTHER INCOME AND EXPENSES
Non-operating income                                       2,732.2          2,852.6
Non-operating expenses                                    (4,023.3)        (4,912.6)
Income from investments in other companies                   216.6            233.1
Net loss from price-level restatement                    (10,556.5)        (6,685.4)
                                                     -------------    -------------
  Income before income tax                                63,362.4         59,341.3

Income taxes                                             (10,729.6)        (6,746.4)
                                                     -------------    -------------
  Income after income tax                                 52,632.8         52,594.9

Minority interest                                                -                -
                                                     -------------    -------------
  Net income                                              52,632.8         52,594.9
                                                     =============    =============

    Pablo Armijo Cesped                         Christian Samsing Stambuk
---------------------------                -----------------------------------
     Manager-Accounting                            Chief Executive Officer

                                [CORPBANCA LOGO]
                           Information Herein Provided

The complete financial statements, notes thereto and report of the external auditors can be found at www.corpbanca.cl and at the offices of the company.